[D.R. HORTON, INC. LETTERHEAD]

January 25, 2013

VIA FEDERAL EXPRESS DELIVERY AND EDGAR

Mr. Rufus Decker

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	D.R. Horton, Inc.

Form 10-K for the Year Ended September 30, 2012

Filed November 16, 2012

File No. 1-14122

Dear Mr. Decker:

On behalf of D.R. Horton, Inc. (the “Company”), I am writing in response to your letter dated January 8, 2013, setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing for the Company. For your convenience, the full text of the Staff’s comment is reproduced below together with the Company’s response thereto.

FORM 10-K FOR THE YEAR ENDED SEPTEMBER 30, 2012

Item 8 – Financial Statements and Supplementary Data, page 60

Note G – Income Taxes, page 78

1.	The $716.7 million reduction to your deferred tax asset valuation allowance represents a significant component of your net income of $956.3 million for the year ended September 30, 2012. Please enhance your disclosures in future filings to explain in further detail your consideration of ASC 740-10-30-16 through 30-25 in determining that as of September 30, 2012, it was more likely than not that these deferred tax assets are realizable. Please address the following:

Securities and Exchange Commission

January 25, 2013

•

We note your discussion on pages 44 and 79 regarding the positive and negative evidence that you considered. Please disclose in more detail how this positive and negative evidence was weighted and how that evidence led you to determine it was appropriate to reverse the valuation allowance during the quarter ended June 30, 2012. Please discuss the significant estimates and assumptions used in your analysis, including the specific factors that changed during fiscal 2012 and led you to determine the reversal was appropriate at this time;

Response: We will revise our disclosure in future filings to provide more details related to the weighting of the positive and negative evidence, significant estimates and assumptions, and specific factors that changed during fiscal 2012 that were considered in our evaluation of our ability to realize our deferred tax assets and led us to determine that it was appropriate to reverse our deferred tax asset valuation allowance during the quarter ended June 30, 2012. We considered all available positive and negative evidence to determine whether, based on the weight of that evidence, a valuation allowance for our deferred tax assets was needed in accordance with ASC 740-10-30-16 through 30-25 as of the end of each quarterly period of fiscal 2012. The significant positive and negative evidence we considered in our analysis, including the significant estimates and assumptions used in our analysis, were disclosed with specific details in Item 1, Note I of our quarterly report on Form 10-Q for the period ended June 30, 2012 and in Item 8, Note G of our annual report on Form 10-K for the fiscal year ended September 30, 2012. These significant pieces of positive and negative evidence are listed below and categorized by their objective or subjective nature and whether they directly or indirectly relate to the financial performance of our business:

Positive Objective, Direct Evidence

•

Our recent strong financial results, including positive and growing pre-tax income and significant growth in net sales orders and sales order backlog through the third quarter of fiscal 2012, which supported expectations of higher profits in the fourth quarter of fiscal 2012, and these higher profits were subsequently achieved;

•	The strength of our balance sheet and liquidity position at June 30, 2012, which supports our ability to invest in our business to sustain and increase profitability in future years.

Positive Subjective, Direct Evidence

•

Our estimate that if annual pre-tax income in future years remains flat with the fiscal 2012 annual pre-tax income, we would realize all of our federal net operating losses in less than five years and absorb all federal deductible temporary differences as they reverse in future years;

Securities and Exchange Commission

January 25, 2013

•	Our expectation that pre-tax income will increase in future years as we utilize our strong balance sheet and liquidity position to invest in opportunities to sustain and grow our operations.

Negative Objective, Direct Evidence

•	The pre-tax losses we incurred in prior years during the housing market decline;

•	Our gross profit margins, which were lower than our historical levels before the housing downturn.

Negative Subjective, Indirect Evidence

•	The overall weakness in the U.S. economy and the housing market;

•	The more restrictive mortgage lending environment compared to before the housing downturn.

We gave more significant weight to the objective evidence as compared to subjective evidence, and we gave more significant weight to evidence that directly relates to the financial performance of our current business as compared to indirect or less current evidence. As we disclosed with specific details in our quarterly report on Form 10-Q for the period ended June 30, 2012 and in our annual report on Form 10-K for our fiscal year ended September 30, 2012, the most significant piece of evidence we considered was the objective, direct positive evidence of our significant growth in our pre-tax income, net sales orders and sales backlog. This evidence also strongly supported our estimate in June that if annual pre-tax income in future years remains flat with the expected annual pre-tax income in fiscal 2012 of approximately $240 million, we would realize all of our federal net operating losses in less than five years and absorb all federal deductible temporary differences as they reverse in future years.

Additional details regarding how we weighted the positive and negative evidence in our evaluation at June 30, 2012, including our significant estimates and assumptions, are described in the revised disclosure we have provided at the end of our supplemental response included herein.

As we disclosed with specific details in our quarterly report on Form 10-Q for the period ended June 30, 2012, the significant factors that changed from March 31, 2012 to June 30, 2012 in our evaluation of the realizability of our deferred tax assets were the development of significant positive evidence related to our accelerating growth in pre-tax income, net sales orders and backlog as fiscal 2012 progressed; our expectation to realize all federal net operating losses in less than five years and to absorb all federal deductible temporary differences as they reverse in future years based on fiscal 2012 pre-tax income levels; our expectation of sustained and increasing profitability in future years; and the lessening of

Securities and Exchange Commission

January 25, 2013

the significance of the negative evidence considered in prior periods related to our pre-tax losses incurred in prior years as our three year cumulative pre-tax loss position as of March 31, 2012 of $209 million became a three year cumulative pre-tax income position as of June 30, 2012 of $26.1 million. These significant changes in the evidence led us to determine that it was appropriate to reverse all of the valuation allowance related to our federal deferred tax assets and a portion of the valuation allowance related to our state deferred tax assets at June 30, 2012.

•	Please discuss how you determined the amount of valuation allowance to reverse;

Response: We will revise our disclosure in future filings to provide additional details of our determination of the amount of the valuation allowance to reverse in fiscal 2012. We note that our disclosures in Item 1, Note I of our quarterly report on Form 10-Q for the period ended June 30, 2012 and in Item 8, Note G of our annual report on Form 10-K for the fiscal year ended September 30, 2012, described that our determination was based on our estimate that if our annual pre-tax income in future years remained flat with fiscal 2012 pre-tax income, we would realize all of our federal net operating losses in less than five years and would absorb all federal deductible temporary differences as they reverse in future years. Based on this estimate and the fact that our federal net operating loss (NOL) carryforwards expire in fiscal 2030 and 2031, we reversed the valuation allowance related to all of our current federal net operating losses and federal deductible temporary differences.

Also, at June 30, 2012, we performed an analysis of our state net operating losses compared to our expected level of taxable income under existing apportionment or recognition rules in each state and our state NOL carryforwards, which expire from fiscal 2013 to fiscal 2031 based on each state’s tax code. From this analysis, we determined that it was more likely than not that $41.9 million of our state net operating losses would not be realized because of the limited NOL carryforward periods that exist in certain states. Accordingly, our valuation allowance at September 30, 2012 related to state NOL carryforwards that may not be realized was $41.9 million.

Based on the above evaluation of our federal and state deferred tax assets and after considering the impact of our earnings in fiscal 2012, we reversed $753.2 million of our valuation allowance during the third and fourth quarters of fiscal 2012. When a change in a valuation allowance is recognized in an interim period, a portion of the valuation allowance to be reversed must be allocated to the remaining interim periods. Therefore, $716.7 million of the reversal was recognized in the quarter ended June 30, 2012 and $36.5 million of the reversal was recognized in the quarter ended September 30, 2012.

Securities and Exchange Commission

January 25, 2013

•

Please disclose the amount of pre-tax income you need to generate to realize these deferred tax assets. Include an explanation of the anticipated future trends included in your projections of future taxable income. Confirm to us that the anticipated future trends included in your assessment of the realizability of your deferred tax assets are the same anticipated future trends used in estimating the fair value of your reporting units for purposes of testing goodwill for impairment and any other assessment of your tangible and intangible assets for impairment;

Response: We will disclose in our future filings the amount of pre-tax income we must generate in future periods to realize our deferred tax assets. At June 30, 2012, we needed to generate approximately $1.4 billion of pre-tax income in future periods to realize all of our federal net operating losses and federal deductible temporary differences. At September 30, 2012, we needed to generate approximately $1.3 billion of pre-tax income in future periods to realize our federal deferred tax assets. At September 30, 2012, we had federal NOL carryforwards of $310.5 million that expire in fiscal 2030 and 2031. The remaining federal deductible temporary differences have no expiration date.

We note that our disclosures in both our quarterly report on Form 10-Q for the period ended June 30, 2012 and in our annual report on Form 10-K for the fiscal year ended September 30, 2012 described that we estimate that we will realize all of our federal net operating losses in less than five years (well in advance of the expiration of the NOL carryforwards) and absorb all federal deductible temporary differences as they reverse in future years if annual pre-tax income in future years remains flat with our fiscal 2012 pre-tax income. Therefore, no changes to the fiscal 2012 trends or levels of profitability were assumed to support the reversal of our deferred tax asset valuation allowance, as profit levels can remain stable or even decline modestly without negatively impacting the realizability of our deferred tax assets. Based on the improving trends that occurred in fiscal 2012, we expect our annual pre-tax income to increase from fiscal 2012 pre-tax income, but such improvement is not required to realize our deferred tax assets.

We confirm that the anticipated future trends utilized in our assessment of our deferred tax assets are consistent with anticipated future trends used in estimating the fair value of our reporting units for purposes of testing goodwill and assessing other assets for impairment. Similarly, no improvement from fiscal 2012 is required to support the valuation of these assets.

Securities and Exchange Commission

January 25, 2013

•

If you are also relying on tax-planning strategies, please disclose the nature of your tax planning strategies, how each strategy supports the realization of deferred tax assets, the amount of the shortfall that each strategy covers, and any uncertainties, risks, or assumptions related to these tax-planning strategies.

Response: We did not rely on any tax-planning strategies to support the realization of our deferred tax assets.

Please show us in your supplemental response what your revisions to future filings will look like.

Response: We will revise our future filings, beginning with our quarterly report on Form 10-Q for the period ended December 31, 2012, to provide the additional details described above related to our reversal of a substantial portion of our valuation allowance during fiscal 2012 and our ability to realize our deferred tax assets. Our expanded disclosures in future filings will look similar to the disclosure below:

At December 31, 2012 and September 30, 2012, the Company had deferred tax assets, net of deferred tax liabilities, of $             million and $751.4 million, respectively, offset by valuation allowances of $41.9 million for both periods. At December 31, 2012 and September 30, 2012, the Company needed to generate approximately $             billion and $1.3 billion, respectively, of pre-tax income in future periods to realize its federal deferred tax assets. At December 31, 2012 and September 30, 2012, the Company had federal NOL carryforwards of $             million and $310.5 million, respectively, that expire in fiscal 2030 and 2031. The Company’s remaining federal deferred tax assets have no expiration date.

At June 30, 2012, the Company evaluated both positive and negative evidence and determined it was more likely than not that the substantial majority of the Company’s deferred tax assets would be realized, which resulted in a $753.2 million reversal of the valuation allowance on its deferred tax assets during the third and fourth quarters of fiscal 2012. In the Company’s evaluation of its ability to realize its deferred tax assets, the Company gave more significant weight to evidence that was objective in nature as compared to subjective evidence. Also, more significant weight was given to evidence that directly relates to the Company’s current financial performance as compared to indirect or less current evidence.

The Company gave the most significant weight in its evaluation to the objective, direct positive evidence related to its recent strong financial results, especially its positive and growing levels of pre-tax income and its significant growth in net sales

Securities and Exchange Commission

January 25, 2013

orders and sales order backlog during fiscal 2012. The Company estimated that if its annual pre-tax income remains at the fiscal 2012 level in future years, it would realize all of its federal net operating losses in less than five years, well in advance of the expiration of the Company’s NOL carryforwards in fiscal 2030 and 2031, and it would also absorb all federal deductible temporary differences as they reverse in future years. Additionally, the Company considered, at a lower weighting, the subjective, direct positive evidence that it expects to increase its pre-tax income in future years by utilizing its strong balance sheet and liquidity position to invest in opportunities to sustain and grow its operations. If industry conditions weaken, the Company expects to be able to adjust its operations to maintain long-term profitability and still realize its deferred tax assets.

Prior to the quarter ended June 30, 2012, the Company had given significant weight to the negative, direct evidence of its three-year cumulative pre-tax loss position as a result of losses incurred in prior years during the housing downturn. As of June 30, 2012, the Company had generated positive cumulative pre-tax income for the past three years and therefore, the prior year losses were weighted less than the recent positive financial results in the Company’s evaluation at June 30, 2012. Other negative, indirect evidence, such as the current overall weakness in the U.S. economy and the housing market and the restrictive mortgage lending environment, was considered at a lower weighting because the Company’s recent financial performance has been achieved in this environment. Also, the negative, direct evidence of the Company’s gross profit margins, which were lower than historical levels before the housing downturn, were considered at a lower weight than the direct, positive evidence of its growing pre-tax income levels.

The most significant changes in the Company’s evaluation of the realizability of its deferred tax assets at June 30, 2012 were the development of significant positive evidence related to the Company’s accelerating growth in pre-tax income, net sales orders and backlog as fiscal 2012 progressed; the Company’s expectation to realize all of its federal net operating losses in less than five years and to absorb all federal deductible temporary differences as they reverse in future years based on fiscal 2012 pre-tax income levels; the Company’s expectation of sustained and increasing profitability in future years; and the lessening of the significance of the negative evidence considered in prior periods related to the Company’s pre-tax losses incurred in prior years, because the Company had generated positive cumulative pre-tax income for the past three years as of June 30, 2012. These significant changes in the evidence led the Company to determine that it was appropriate to reverse all of the valuation allowance related to its federal deferred tax assets and a portion of the valuation allowance related to its state deferred tax assets at June 30, 2012.

Securities and Exchange Commission

January 25, 2013

Based on its evaluation of the positive and negative evidence described above at June 30, 2012, the Company concluded that the positive evidence outweighed the negative evidence and that it was more likely than not that all of the Company’s federal deferred tax assets would be realized. Therefore, there is no remaining valuation allowance related to the Company’s federal deferred tax assets at December 31, 2012 and September 30, 2012.

At December 31, 2012 and September 30, 2012, the Company had tax benefits for state net operating loss carryforwards of $             million and $85.2 million, respectively, that expire at various times depending on the tax jurisdiction from fiscal 2013 to fiscal 2031. The Company had a valuation allowance of $41.9 million related to its state deferred tax assets at both December 31, 2012 and September 30, 2012 because the Company believes it is more likely than not that a portion of its state net operating losses will not be realized due to the more limited carryforward periods that exist in certain states. The Company estimated the amount of this valuation allowance based on an analysis of the amount of its net operating loss carryforwards associated with each state in which it conducts business, as compared to its expected level of taxable income under existing apportionment or recognition rules in each state and the carryforward periods allowed in each state’s tax code. The Company will continue to evaluate both the positive and negative evidence in determining the need for a valuation allowance with respect to its tax benefits for state net operating loss carryforwards. Changes in the positive and negative evidence, including differences in the Company’s future operating results as compared to the estimates utilized in the determination of the valuation allowance, could result in changes in the Company’s estimate of the valuation allowance related to its tax benefits for state net operating loss carryforwards.

The accounting for deferred taxes is based upon estimates of future results. Differences between the anticipated and actual outcomes of these future results could have a material impact on the Company’s consolidated results of operations or financial position.

Securities and Exchange Commission

January 25, 2013

As requested by the Staff, the Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding this filing, please contact Bill W. Wheat, Executive Vice President and Chief Financial Officer of the Company, by telephone at (817) 390-8200 or by email at bwheat@drhorton.com.

Thank you for your attention.

Very truly yours,

/S/ BILL W. WHEAT

Bill W. Wheat

cc:	Jeffrey Gordon, Staff Accountant

Lisa Etheredge, Staff Accountant

Thomas B. Montano, Esq., D.R. Horton, Inc.

Robyn Zolman, Esq., Gibson, Dunn & Crutcher LLP